Filed by BioCryst Pharmaceuticals, Inc. pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: BioCryst Pharmaceuticals, Inc.

Commission File No. of Subject Company: 000-23186

Excerpts from BioCryst Pharmaceutical, Inc.’s (“BioCryst”) February 27, 2018 Earnings Presentation

1 Update on Proposed Merger with Idera Pharmaceuticals, Inc.

2 BioCryst & Idera Boards Carefully Evaluated Strategic Options ◆ Engaged, Well - Advised Boards • BioCryst and Idera Boards comprised of highly experienced directors with extensive industry knowledge • BioCryst Board of Directors met numerous times over last two years to discuss value enhancing opportunities for BioCryst • Both Boards retained financial and legal advisors to assist in the evaluation ◆ Reviewed Alternative Value Enhancing Strategies ◆ BioCryst and Idera Boards Engaged in Discussions with Numerous Potential Partners Both Boards Determined Merger Made Strategic Sense and is a Unique Opportunity to Enhance Stockholder Value

3 Robust Pipeline Complementary Leadership • Proven commercial team; launched 1 st prophylactic HAE product • Extensive clinical development experience • Significant experience with 2 distinct engines • Expands number of rare disease targets beyond standalone capabilities • Creates opportunities for differentiation in the market • $30 million in annual pre - tax cost synergies expected by year three after closing • ~$243 million net cash balance* • Opportunities to add cash through partnering and other programs * Unaudited pro - forma cash balance as of December 31, 2017 Financial Strength Synergistic Discovery Engines • 2 Phase 3 orphan - designated programs with compelling data • 2 additional Phase 2 rare disease programs • 9 total rare disease programs • 4 supporting asset programs Patient - Centric Rare Disease Culture and Approach

4 Clinical Review and Synergistic Discovery Engines

5 Phase 3 Programs Create Financially Strong Foundation to Support Robust, Rare Disease Focused Pipeline BCX7353 Prophylactic HAE IMO - 2125 PD - 1 Refractory Melanoma in Combination with ipilimumab • Once a day oral (capsule) • Competitive attack rate reduction 73% • Safety & tolerability similar to placebo at most effective dose • $2 billion projected global market opportunity • Phase 3 ready • Novel agent designed to induce abscopal anti - tumor immune response • Robust and durable clinical and translational data generated • Opportunity to improve I/O outcomes with CPIs across multiple tumor types • Multi billion dollar opportunity, along with data, driving strategic interest in partnering Compelling Data driving 2 Phase 3 programs Strong cash flow opportunities from commercializing and partnering

Synergistic Discovery Engines with Enhanced Development Opportunities 6 ◆ Ability to leverage both structure - guided small molecule design and nucleic acid/oligonucleotide chemistry within one organization • Combination therapy of small molecule and oligo may create more effective and potentially unique treatments for rare diseases • Combining technologies expands number of rare disease targets that can be advanced into development ◆ Testable hypotheses • S mall molecule - oligonucleotide conjugates targeted to specific tissue types • C ombination therapeutics with small molecules and oligos exploiting two different mechanisms of action Opportunity: Expanded Disease Targets and Potentially Unique Treatments

7 Summary

Solid Capital Position & Meaningful Operational Synergies 8 * Unaudited pro - forma cash balance as of December 31, 2017 Strong Combined Financial Profile with Opportunities to Generate Non - Dilutive C apital ◆ ~$243 million net cash balance* • Capital for continued clinical development through next major milestone events and into Q3 2019 • Capital for commercial launch planning and preparation • Multiple options for non - dilutive capital through renegotiating our debt, cash from in the money warrants and government stockpiling • Opportunities to generate larger amounts of non - dilutive capital through partnering in the near term and commercializing in the long term ◆ Projected $20 million in cash synergies in year two and approximately $30 million in annual pre - tax cost synergies expected in year three after closing • Facilities consolidation: Headquarters to Exton, PA; research center to Birmingham, AL • Expense consolidation over time expected to create additional cost savings and benefits

Combination with Idera Creates Substantial Value x A unique player in rare diseases, with scale and strengthened competitive position x More opportunities for success through diversified late - stage pipeline, variety of early stage programs and supporting assets x Synergistic discovery engines with enhanced development opportunities, including through joint small molecule and oligo treatments x Best - in - class people, facilities and commercial know - how in rare diseases x Increased financial strength and flexibility through significant cost synergies and opportunities to generate non - dilutive capital 9

Additional Information and Where to Find It

In connection with the proposed merger, Nautilus Holdco, Inc. (“Holdco”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) that includes the preliminary joint proxy statement of BioCryst and Idera and that also will constitute a prospectus of Holdco. These materials are not yet final and will be amended. Once the Registration Statement is declared effective by the SEC, each of BioCryst and Idera will mail the definitive joint proxy statement/prospectus included therein to their respective stockholders. BioCryst, Idera and Holdco will also file other documents with the SEC regarding the proposed transaction. These documents are not substitutes for the definitive joint proxy/prospectus that will be filed by each of BioCryst and Idera with the SEC and mailed to stockholders. BEFORE MAKING ANY VOTING DECISION, IDERA’S AND BIOCRYST’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF IDERA AND BIOCRYST WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of these materials and other documents filed with the SEC (when available) by BioCryst, Idera and Holdco through the website maintained by the SEC at www.sec.gov. Idera and BioCryst make available free of charge at www.iderapharma.com and www.biocryst.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Idera, BioCryst and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Idera and BioCryst in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Idera’s directors and officers in Idera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 15, 2017 and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on April 28, 2017. Security holders may obtain information regarding the names, affiliations and interests of BioCryst’s directors and officers in BioCryst’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017 and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017 Additional information about the interests of BioCryst’s directors and officers and Idera’s directors and officers in the proposed merger can be found in the above-referenced Registration Statement. These documents may be obtained free of charge from the SEC’s website at www.sec.gov, Idera’s website at www.iderapharma.com and BioCryst’s website at www.biocryst.com.

Forward-Looking Statements

These materials contain forward-looking statements within the meaning of the federal securities law, regarding, among other things, future events or the future financial performance of Idera and BioCryst. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “predict,” “potential” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All forward-looking statements, other than historical facts, including statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; Idera’s and BioCryst’s plans, objectives expectations and intentions; any assumptions underlying any of the foregoing; and any statements relating to the merger, are forward-looking statements. Forward-looking statements are based on information currently available to Idera and BioCryst and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors that could cause actual events or results to differ materially from Idera’s and BioCryst’s plans, estimates or expectations. With respect to the transactions contemplated by the merger agreement between Idera and BioCryst, these factors could include, but are not limited to: (i) Idera or BioCryst may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Idera or BioCryst to retain and hire key personnel and maintain relationships with patients, doctors and others with whom Idera or BioCryst does business, or on Idera’s or BioCryst’s operating results and business generally; (v) Idera’s or BioCryst’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Idera or BioCryst may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupt current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Idera or BioCryst may be unable to obtain governmental and regulatory approvals required for the transactions, or that required governmental and regulatory approvals may delay the transactions or result in the imposition of conditions that could reduce the anticipated benefits from the transactions contemplated by the merger agreement or cause the parties to abandon the transactions contemplated by the merger agreement; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) risks relating to the value of the new holding company shares to be issued in the merger; (xiv) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; (xv) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (xvi) economic and foreign exchange rate volatility; (xvii) the continued strength of the medical and pharmaceutical markets; (xviii) the timing, success and market reception for Idera’s and BioCryst’s products; (xix) the possibility of new technologies outdating Idera’s or BioCryst’s products; (xx) continued support of Idera’s or BioCryst’s products by influential medical professionals; (xxi) reliance on and integration of information technology systems; (xxii) the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; (xxiii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs; and (xxiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Preliminary Registration Statement filed with the SEC in connection with the proposed merger.

While the list of factors presented here is, and the list of factors presented in the Registration Statement is, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on BioCryst’s or Idera’s consolidated financial condition, results of operations, credit rating or liquidity. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Idera and BioCryst file from time to time with the SEC. The forward-looking statements in this document speak only as of the date of this document. Except as required by law, Idera and BioCryst assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.